UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Le Gaga Holdings Limited
(Name of Issuer)

Ordinary Shares, Par Value $0.01
(Title of Class of Securities)

521168 104
(CUSIP Number)
Shing Yung Ma c/o Le Gaga Holdings Limited Unit 1105, The Metropolis Tower 10 Metropolis Drive Hung Hom, Kowloon Hong Kong (852) 3162 8585
With copies to:
Akiko Mikumo Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong (852) 3476 9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	521168 104

1.	NAME OF REPORTING PERSON: Shing Yung Ma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 727,402,6681
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 727,402,668
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,402,668
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1%2
14.	TYPE OF REPORTING PERSON IN

______________________________

1 Includes 20,000,000 ordinary shares directly held by Mr. Shing Yung Ma, 667,318,001 ordinary shares directly held by Grow Grand Limited, of which Mr. Ma is the sole shareholder, and options to purchase 40,084,667 ordinary shares that are currently exercisable and directly held by Mr. Ma.

2 Based on 2,198,845,700 ordinary shares outstanding as of June 30, 2013.

CUSIP No.	521168 104

1.	NAME OF REPORTING PERSON: Grow Grand Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 667,318,0013
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 667,318,001
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,318,001
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%4
14.	TYPE OF REPORTING PERSON CO

______________________________

3 Ordinary shares directly held by Grow Grand Limited.

4 Based on 2,198,845,700 ordinary shares outstanding as of June 30, 2013.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Mr. Shing Yung Ma (“Mr. Ma”), a citizen of Hong Kong, and Grow Grand Limited (“Grow Grand” and, together with Mr. Ma, the “Reporting Persons”), a British Virgin Islands company, on May 28, 2013 (as amended, the “Schedule 13D”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have the same respective meanings provided to them in the Schedule 13D.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 18, 2014, the Reporting Persons, together with Ms. Chiu, Valuetrue Investments, Sequoia and Yiheng Capital, LLC, a Delaware limited liability company, on behalf of funds managed and/or advised by it and its and their affiliates (“Yiheng” and, together with the Reporting Persons, Ms. Chiu, Valuetrue Investments and Sequoia, the “Consortium”) entered into an amended and restated consortium agreement (the “Restated Consortium Agreement”) pursuant to which the Consortium Agreement was amended and restated in its entirety on substantially the same terms as the Consortium Agreement to provide for, among other things:

(i) the inclusion of Yiheng as a member of the Consortium in connection with the Proposal to pursue the Transaction, including Yiheng’s agreement to roll over all Ordinary Shares which it owns (together with all Ordinary Shares owned by the other members of the Consortium, the “Shareholder Shares”), and to provide certain equity financing in connection with the Transaction; and

(ii) the extension of the exclusivity period to November 21, 2014 (unless the Restated Consortium Agreement is terminated prior to such date), during which members of the Consortium have agreed (a) to work exclusively with each other with respect to the Transaction, (b) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except as contemplated by the Restated Consortium Agreement, (c) not to enter into any voting agreement with respect to the Shareholder Shares in support of a competing proposal, and (d) to vote their respective Shareholder Shares against any competing proposal or matter that would facilitate a competing proposal and in favor of the Transaction.

References to the Restated Consortium Agreement are qualified in their entirety by reference to the Restated Consortium Agreement itself, which is attached hereto as an exhibit and incorporated by reference as if set forth in its entirety herein.

Item 5.           Interest in Securities of the Issuer

(a)-(b)           The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

As of the date hereof, (i) Mr. Ma directly owns (A) 20,000,000 Ordinary Shares and (B) options to purchase 40,084,667 Ordinary Shares that are currently exercisable; and (ii) Grow Grand, of which Mr. Ma is the sole shareholder, directly owns 667,318,001 Ordinary Shares, together representing approximately 33.1% of the outstanding Ordinary Shares (such percentage being based on 2,198,845,700 Ordinary Shares outstanding as of June 30, 2013, based on information provided in the Form 20-F filed by the Issuer on October 24, 2013).

The Reporting Persons may be deemed to be a “group” with Ms. Chiu, Valuetrue Investments, Sequoia and Yiheng for purposes of Section 13(d) of the Act as a result of entering into the Restated Consortium Agreement (as defined in Item 4).  However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Ms. Chiu, Valuetrue Investments, Sequoia and Yiheng.  The Reporting Persons are only responsible for the information contained in this Amendment and assume no responsibility for information contained in any other Schedules 13D, including any amendments thereto, filed by Ms. Chiu, Valuetrue Investments, Sequoia and/or Yiheng. In addition, the filing of the Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group.

(c)           To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As disclosed in Item 4 of this Amendment, the Consortium Agreement was amended and restated on March 18, 2014. The information regarding the Restated Consortium Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.           Material to Be Filed as Exhibits

The following is filed herewith as an exhibit to this Amendment:

Exhibit 1	Amended and Restated Consortium Agreement by and among Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, Sequoia and Yiheng, dated March 18, 2014.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:          March 18, 2014

SHING YUNG MA

/s/ Shing Yung Ma
Name:	Shing Yung Ma

GROW GRAND LIMITED

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Director